Exhibit 3.1

AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS OF
MPM HOLDINGS INC.

October 26, 2017

1.	Section 2.10 of the Amended and Restated Bylaws of MPM Holdings Inc. is hereby amended and restated in its entirety as follows:

Section 2.10. Action by Consent Without a Meeting. Unless otherwise provided by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of Stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not fewer than the minimum number of votes that would be necessary in accordance with Section 2.08 to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of any such action shall be given to all Stockholders.